

February 6, 2012

Via E-mail
William G. Forhan
Chief Executive Officer
Ballroom Dance Fitness, Inc.
1150 Hillsboro Mile
Suite 1004 2-102
Hillsboro Beach, FL 33062

> **Re:** **Ballroom Dance Fitness, Inc.**
> **Amendment No. 11 to Registration Statement on Form S-1**
> **Filed January 24, 2012**
> **File No. 333-167249**

Dear Mr. Forhan:

We have received your response to our comment letter to you dated January 5, 2012 and have the following additional comments.

Summary, page 5

1. Refer to the first paragraph on page 6 with regard to the interim period ended September 30, 2011. Please revise to present this financial snapshot of your company in one of the first introductory paragraphs of the summary on page 5. Also clarify that you have generated limited revenues to date.

2. Disclosure in the fourth paragraph on page 5 and throughout the prospectus states that you intend to offer fitness and ballroom dance instructors an opportunity to become "certified" instructors by offering certification classes. Please revise to explain the certification process and disclose whether certification is required and regulated by any regulatory sanctioning body. Disclose whether you will need to be recertified by any regulatory body in the future. Please also explain, with a view towards revised disclosure, why dance instructors will pay fees for the certifications if they are not required to do so by a regulatory body.

Risk Factors, page 9

3. Please revise to disclose in a separate new risk factor the risks of offering dance "certification" that is not sanctioned by any regulatory body.

We will need to obtain additional financing, page 10

4. Please revise to substantiate the burn rate as described on page 10.

Results of Operations, page 32

5. The first sentence does not clearly quantify or describe the net loss incurred for the nine month period ended September 30, 2010. Please revise to clarify.

6. A comparative discussion of operating results is required for each period for which financial statements have been presented. Please also address operating results for the fiscal year ended December 31, 2010 and the period from January 20, 2009 (Inception) to December 31, 2009. The discussion you have presented in the final paragraph under this heading simply recites numerical figures from your balance sheet.

Liquidity and Capital Resources, page 32

7. It is unclear how you have calculated the amount of working capital deficit as of September 30, 2011, in your disclosure. Please revise or advise.

Cash Flows from Operating Activities, page 32

8. The amounts presented within your disclosure do not appear to correspond to the amounts in the statement of cash flows for the nine months ended September 30, 2011 on page F-4. Please revise to ensure that amounts disclosed agree to the financial statements within the document.

Report of Independent Certified Public Accountants, page F-1

9. We note that the first paragraph refers to the statement of income. However, this title does not correspond with the financial statement on page F-3. The financial statements referenced within the audit report should exactly match the title on the financial statement itself. Please revise herein or in any future report.

10. The auditor's report refers to the statement of stockholders' equity for the nine month period ended September 30, 2011. It does not appear this financial statement has been included in the document. If reference is made to this financial statement, please include it within the document. Otherwise, please revise to delete this reference.

11. If you reviewed the cumulative balances, please expand your report to so state. Alternatively, please advise as to the reasons that a review cannot be performed.

12. We note that the review report was issued by Hamilton P.C., a firm which has been recently engaged by you and has not yet performed a year end audit. In this regard, we

note the guidelines in AU 722.10 through 722.14, which require the accountant to have sufficient knowledge of the entity's business and internal controls before issuing a review report on interim financial statements. Generally, this would require the accountant to rely on information obtained during the course of the previous annual audit. As Hamilton has not performed an audit on your company, it is unclear how they have obtained sufficient knowledge to allow them to issue a review report for this interim period. Please advise us, supplementally and in detail, on the procedures they performed to obtain sufficient knowledge to allow them to issue their review report without having performed an audit.

13. As a related matter, your attention is invited to AU 722.14 with respect to significant deficiencies in internal controls and their potential impact upon the review process. Given the relative significance of the comments issued in our previous ten comment letters, including but not limited to the omission of certain required financial statements from your documents, please have your accountants explain how they were able to conclude that review procedures could effectively be performed.

Exhibit 23.1

14. In future filings, please ensure that the report date referenced in the consent of the independent registered public accounting firm matches the date on the report in the document.

15. Hamilton PC and Pollard should each consent to the reference under "Changes in and Disagreements with Accountants and Financial Disclosure". In addition, Pollard should also consent to the reference under "Experts."

You may contact Kristin Shifflett at (202) 551-3381 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. You may contact me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-Mail
        Diane Dalmy, Esq.